
07005243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48614 29446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Canterbury Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12989 Jupiter Road, Suite 203
(No. and Street)

Dallas	Texas	75238-3212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond E. Jennison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Canterbury Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____


DEBORAH G. MEANS
Notary Public, State of Texas
My Commission Expires
SEPT. 12, 2009

Signature

President and Chief Executive Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST CANTERBURY SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006

FIRST CANTERBURY SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Canterbury Securities, Inc.

We have audited the accompanying statement of financial condition of First Canterbury Securities, Inc., as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Canterbury Securities, Inc., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 20, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

FIRST CANTERBURY SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 112
Due from broker/dealer	21,741
Other receivables	4,279
Securities owned - marketable, at market value	350,140
Property, equipment and leasehold improvements, at cost, net of accumulated depreciation	18,598
Total Assets	$ 394,870

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable - trade	$ 1,871
Bank overdrafts	8,161
Notes payable	12,508
Payable to related party	5,122
Other	6,823
Total liabilities	34,485
Stockholder's equity:	
Common stock, par value, $1 per share, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	55,682
Retained earnings	303,703
Total stockholder's equity	360,385
	$ 394,870

The accompanying notes are an integral part of these financial statements.

FIRST CANTERBURY SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 233,355
Interest income	263
Dividend income	757
Gain (loss) on security trading	66,678
Gain (loss) on disposal of assets	(7,578)
Total revenues	293,475
Operating expenses:	
Compensation and benefits	78,171
Commissions and clearance paid other brokers	78,995
Communications	1,244
Occupancy and equipment expense	2,496
Promotional expense	21,559
Interest expense	1,130
Regulatory fees	1,876
Other	79,183
Total expenses	264,654
Net income before income tax	28,821
Provision for income taxes	839
Net income	$ 27,982

The accompanying notes are an integral part of these financial statements.

FIRST CANTERBURY SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2005	1,000	$ 1,000	$ 55,682	$ 275,721	$ 332,403
Net income	--	--	--	27,982	27,982
Balance at December 31, 2006	1,000	$ 1,000	$ 55,682	$ 303,703	$ 360,385

The accompanying notes are an integral part of these financial statements.

FIRST CANTERBURY SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at December 31, 2005	$	--
Increases		--
Decreases		--
Balance at December 31, 2006	$	--

The accompanying notes are an integral part of these financial statements.

FIRST CANTERBURY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 27,982
Adjustments to reconcile net income to net cash provided (used) by operating activities	
Changes in assets and liabilities:	
Depreciation	3,254
Loss on disposal of automobile	7,578
(Increase) decrease in due from broker/dealer	(21,741)
(Increase) decrease in other receivables	2,861
(Increase) decrease in marketable securities	(24,554)
Increase (decrease) in accounts payable - trade	1,871
Increase (decrease) in other liabilities	(1,143)
Increase (decrease) in bank overdraft	8,161
Net cash provided by operating activities	4,269
Cash flows from investing activities	
Purchase of fixed assets	(10,000)
Net cash used by investing activities	(10,000)
Cash flows from financing activities	
Increase (decrease) in payable to related party	(6,922)
Payments on notes payable	(2,818)
Net cash used by financing activities	(9,740)
Net decrease in cash and cash equivalents	(15,471)
Cash and cash equivalents at beginning of year	15,583
Cash and cash equivalents at end of year	$ 112
Supplemental Disclosures	
Cash paid during the year for:	
Interest	$ 1,130
Income taxes	$ --
Non-cash Investing and Financing Activities	
Purchase of fixed assets by assumption of note payable	$ 15,325

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

First Canterbury Securities, Inc. (the "Company"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer. The Company's office is located in Dallas, Texas.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent liquid investments with maturities at the date of acquisition of three months or less.

Revenue Recognition

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Income Taxes

The Company has elected under subchapter "S" of the Internal Revenue Code to be taxed as an "S" corporation. Internal Revenue Service regulations provide that an "S" corporation is not taxed on its net income, but instead, the Company's stockholder is taxed on the Company's taxable income. Therefore, no provision for federal income tax is included in the Company's financial statements.

Depreciation

Depreciation is provided for under an accelerated method of accounting.

Note 1 - Summary of Significant Accounting Policies, continued

Securities Transactions

Securities transactions are recorded on the trade date. Marketable securities are reflected at market value.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $234,987 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1 at December 31, 2006. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

The Company leases office space from its sole stockholder on a month-to-month basis. During 2006, the Company incurred expenses of $2,186 on that lease.

As of December 31, 2006, the Company owed its sole stockholder $5,122 on a non-interest bearing, unsecured loan.

Note 5 - Other Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 6 - Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on a tax basis using the MACRS depreciation method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Automobile	5 years	$ 38,825
Furniture and equipment	3 - 7 years	28,183
Leasehold improvements	7 years	2,236
		69,244
Less – accumulated depreciation		(50,646)
Total		$ 18,598

Depreciation expense was $3,254 for the year ended December 31, 2006 and is included in other expense in the accompanying statement of income.

Note 7 - Notes Payable

At December 31, 2006, long-term debt was comprised of the following:

Note payable to Lexus Financial Services. The interest rate at December 31, 2006, was 5.75%. Principal and accrued interest is payable monthly. The note matures April 2009. The note is secured by an automobile.	$ 12,508

Principal of the note referred to above becomes due as follows:

Year	Amount
2007	$ 5,056
2008	5,354
2009	2,098
	$ 12,508

Note 7 - Notes Payable, continued

The Company also has a line-of-credit with JP Morgan Chase Bank whereby it may borrow up to $50,000. The interest rate at December 31, 2006, was 10% and is based on prime plus 1.75%. Interest is payable monthly and principal is due over a 60 month period following notice from the lender. The note is secured by all business assets and a personal guarantee of the Company's sole stockholder. At December 31, 2006, nothing was drawn on this line-of-credit.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2006

Schedule I

FIRST CANTERBURY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 360,385
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		360,385
Deductions and/or charges		
Non-allowable assets:		
Assets pledged on line-of-credit note payable	$ 50,000	
Property and equipment	18,598	
Other receivables	4,279	(72,877)
Net capital before haircuts on securities positions		287,508
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Trading securities		(52,521)
Net capital		$ 234,987

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable - trade	$ 1,871
Bank overdrafts	8,161
Notes payable	12,508
Payable to related party	5,122
Other	6,823
Total aggregate indebtedness	$ 34,485

Schedule I, continued

FIRST CANTERBURY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,300
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 184,987
Excess net capital at 1000%	$ 231,539
Ratio: Aggregate indebtedness to net capital	0.15 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA		$ 264,357
Adjustments:		
Assets pledged on line-of-credit note payable	$ (50,000)	
Receivable from broker/dealer liquidated within thirty days	21,741	
Unrecorded liability	(1,108)	(29,367)
		234,990
Rounding difference		(3)
Net capital per audit report		$ 234,987

Schedule II

FIRST CANTERBURY SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2006



C.F & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
First Canterbury Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Canterbury Securities, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following control deficiencies that we consider to be material weaknesses as defined above. These deficiencies were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, for the year ended December 31, 2006, and this report does not affect our report thereon dated March 20, 2007.

At December 31, 2006, the Company did not maintain effective controls over the financial reporting process. Specifically, the Company lacked a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of regulatory reporting commensurate with the Company's financial reporting requirements to meet the objectives that should be expected of those roles. Additionally, this control deficiency could result in a misstatement of significant accounts and disclosures that would result in a material misstatement to the Company's annual financial statements that would not be prevented or detected. Accordingly, this control deficiency constitutes a material weakness and contributed to the following material weaknesses.

At December 31, 2006, the Company's management made several errors in computing net capital during the year as a result of not being knowledgeable or aware of regulation regarding such computations. Accordingly, this control deficiency constitutes a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, except as noted above, at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 20, 2007

END